As filed with the Securities and Exchange Commission on May 2, 2007

Registration No. 333-136353

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM SB-2

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

BLACKHAWK BIOFUELS, LLC

(Name of small business issuer in its charter)

Delaware	2869	20-2760722
(State or jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

22 South Chicago Avenue

Freeport, Illinois  61032

Telephone:  (815) 235-2461

Facsimile:  (815) 235-4727

(Address and telephone number of principal executive offices and principal place of business)

Ronald Mapes

22 South Chicago Avenue

Freeport, Illinois  61032

Telephone:  (815) 235-2461

Facsimile:  (815) 235-4727

(Name, address and telephone number of agent for service)

Copies to:

Joe R. Thompson, Esq.

Dean R. Edstrom, Esq.

Lindquist & Vennum PLLP

4200 IDS Center, 80 South Eighth Street

Minneapolis, Minnesota 55402

Telephone:  (612) 371-3211

Facsimile:  (612) 371-3207

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒  Registration File No. 333-136353

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

This Post-Effective Amendment No. 1 is being filed pursuant to Rule 462(d) solely for the purpose of filing additional exhibits to the Registration Statement.

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 27.  EXHIBITS.

3.1	Certificate of Formation
3.2	Amended and Restated Limited Liability Company Agreement
4.1	Form of Subscription Agreement (1)
4.2	Form of Promissory Note (1)
4.3	Escrow Agreement between the Registrant and State Bank dated December 4, 2006
5.1	Opinion of Lindquist & Vennum PLLP as to certain securities matters
8.1	Opinion of Lindquist & Vennum PLLP as to certain tax matters
10.1	Real Estate Option Agreement between the Registrant and Freeport Area Economic Development Foundation dated June 20, 2006
10.2	Agreement for Pre-Construction Services between the Registrant and Renewable Energy Group, LLC dated April 26, 2006
10.3	Management and Operational Services Agreement between the Registrant and West Central Cooperative dated August 4, 2006
10.4	Agreement between the Registrant and Ebenezer Mgmt, LLC dated February 2, 2006
10.5	Agreement between the Registrant and Ebenezer Mgmt, LLC dated May 10, 2006
10.6	Form of Warrant issued to members of the board of managers and executive officers of the Registrant
10.7	Fee Agreement between the Registrant and Pacific Southwest Realty Services dated August 18, 2006
10.8	Memorandum of Understanding between the Registrant and Freeport Area Economic Development Foundation dated September 1, 2006
10.9	Consent to Assignment dated August 7, 2006 of Agreement for Pre-Construction Services between the Registrant and Renewable Energy Group, LLC dated April 26, 2006 to Renewable Energy Group. Inc.
10.10	Consent to Assignment dated October 26, 2006 of Management and Operational Services Agreement between the Registrant and West Central Cooperative dated August 4, 2006 to Renewable Energy Group. Inc.
10.11	Amendment to Real Estate Option Agreement between the Registrant and Freeport Area Economic Development Foundation dated November 27, 2006
10.12	Term Sheet Proposal of 1st Farm Credit Services to the Registrant signed November 27, 2006
*10.13	Agreement between the Registrant and Ebenezer Mgmt, LLC dated February 15, 2007
*10.14

Construction Project Labor Agreement for Blackhawk Biodiesel Plant in Freeport, Illinois between Weitz Industrial, LLC and the Craft Local Unions Affiliated with the Northwestern Illinois Building and Construction Trades Council dated March 16, 2007

*10.15	Second Amendment to Real Estate Option Agreement between the Registrant and Freeport Area Economic Development Foundation dated March 20, 2007
**23.1	Consent of Independent Public Accountants
23.2	Consent of Counsel
24.1	Powers of Attorney (2)

                 * Incorporated by reference to Exhibits of the same number filed with the registrant’s Annual Report on Form 10-KSB for the year ended December 31, 2006.

          ** Filed or amended herewith.

          (1) Included as part of Appendix C to the Prospectus.

          (2) Included on the signature page of the initial filing of the Registration Statement.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this Post-Effective Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, in the City of Freeport, State of Illinois, on May 2, 2007.

BLACKHAWK BIOFUELS, LLC
By:	/s/ Ronald Mapes
Ronald Mapes
Chair and Manager (Principal Executive Officer)

In accordance with the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to Registration Statement was signed by the following persons in the capacities and on the dates stated:

/s/ RONALD MAPES	Chair and Manager (Principal	May 2, 2007
Ronald Mapes	Executive Officer)
* JON ROSENSTIEL	Manager
Jon Rosenstiel
/s/ RONALD FLUEGEL	Treasurer and Manager	May 2, 2007
Ronald Fluegel	(Principal Financial and
Accounting Officer)
* QUENTIN DAVIS	Manager
Quentin Davis
* GARY BOCKER	Manager
Gary Bocker
* CRISS DAVIS	Manager
Criss Davis
* DENNIS HAMILTON	Manager
Dennis Hamilton

* KARL LAWFER	Manager
Karl Lawfer
* DAVID SHOCKEY	Manager
David Shockey
* BRAD SMITH	Manager
Brad Smith
* TERRY SWEITZER	Manager
Terry Sweitzer
* DENNIS WILKE	Manager
Dennis Wilke
* MARVIN WURSTER	Manager
Marvin Wurster
*By: /s/ RONALD MAPES		May 2, 2007
Ronald Mapes, Attorney-in-Fact

INDEX TO EXHIBITS

3.1	Certificate of Formation
3.2	Amended and Restated Limited Liability Company Agreement
4.1	Form of Subscription Agreement (1)
4.2	Form of Promissory Note (1)
4.3	Escrow Agreement between the Registrant and State Bank dated December 4, 2006
5.1	Opinion of Lindquist & Vennum PLLP as to certain securities matters
8.1	Opinion of Lindquist & Vennum PLLP as to certain tax matters
10.1	Real Estate Option Agreement between the Registrant and Freeport Area Economic Development Foundation dated June 20, 2006.
10.2	Agreement for Pre-Construction Services between the Registrant and Renewable Energy Group, LLC dated April 26, 2006.
10.3	Management and Operational Services Agreement between the Registrant and West Central Cooperative dated August 4, 2006
10.4	Agreement between the Registrant and Ebenezer Mgmt, LLC dated February 2, 2006
10.5	Agreement between the Registrant and Ebenezer Mgmt, LLC dated May 10, 2006
10.6	Form of Warrant issued to members of the board of managers and executive officers of the Registrant
10.7	Fee Agreement between the Registrant and Pacific Southwest Realty Services dated August 18, 2006
10.8	Memorandum of Understanding between the Registrant and Freeport Area Economic Development Foundation dated September 1, 2006
10.9	Consent to Assignment dated August 7, 2006 of Agreement for Pre-Construction Services between the Registrant and Renewable Energy Group, LLC dated April 26, 2006 to Renewable Energy Group. Inc.
10.10	Consent to Assignment dated October 26, 2006 of Management and Operational Services Agreement between the Registrant and West Central Cooperative dated August 4, 2006 to Renewable Energy Group. Inc.
10.11	Amendment to Real Estate Option Agreement between the Registrant and Freeport Area Economic Development Foundation dated November 27, 2006
10.12	Term Sheet Proposal of 1st Farm Credit Services to the Registrant signed November 27, 2006
*10.13	Agreement between the Registrant and Ebenezer Mgmt, LLC dated February 15, 2007
*10.14

Construction Project Labor Agreement for Blackhawk Biodiesel Plant in Freeport, Illinois between Weitz Industrial, LLC and the Craft Local Unions Affiliated with the Northwestern Illinois Building and Construction Trades Council dated March 16, 2007

*10.15	Second Amendment to Real Estate Option Agreement between the Registrant and Freeport Area Economic Development Foundation dated March 20, 2007
**23.1	Consent of Independent Public Accountants
23.2	Consent of Counsel
24.1	Powers of Attorney (2)

                 * Incorporated by reference to Exhibits of the same number filed with the registrant’s Annual Report on Form 10-KSB for the year ended December 31, 2006.

          ** Filed or amended herewith.

          (1) Included as part of Appendix C to the Prospectus.

          (2) Included on the signature page of the initial filing of the Registration Statement.

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion of our report dated April 2, 2007, on the balance sheet of Blackhawk Biofuels, LLC (a development stage company) as of December 31, 2006, and the related statements of operations, changes in members’ equity, and cash flows for the year ended December 31, 2006, the period ended December 31, 2005 and the period from inception (April 28, 2005) to December 31, 2006 in the Prospectus Supplement of Blackhawk Biofuels, LLC dated on or about April 30, 2007 and to the reference to our Firm under the caption “Experts” in said Prospectus Supplement.

/s/ Boulay, Heutmaker, Zibell & Co. P.L.L.P.
Certified Public Accountants

Minneapolis, Minnesota
April 30, 2007